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18006437

SEC
Processing
Section
MAR 05 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2017___ AND ENDING ___December 31, 2017___

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cahn Capital Corp**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

820 Second Avenue, Suite 13C
(No. and Street)

New York   **NY**   **10017**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
W. Stewart Cahn   **(212) 355-0296**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

27 Beach Road, Suite C0-5B   **Monmouth Beach**   **NJ**   **07750**
(Address)   (City)   (State)   (Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)

Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

E.L

OATH OR AFFIRMATION

I,   **W. Stewart Cahn**   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Cahn Capital Corp   , as of

                                     December 31, 2017   , are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

02/22/2018

Notary Public

ALLA SHIROKOVA
Notary Public – State of New York
NO. 01SH6364710
Qualified in Kings County
My Commission Expires Sep 18, 2021

W. Stewart Cahn
Signature

President
Title

This report ** contains (check applicable boxes):

X	(a) Facing Page
X	(b) Statement of Financial Condition
X	(c) Statement of Income (Loss)
X	(d) Statement of Changes in Financial Condition
X	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g) Computation of Net Capital
X	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
X	(i) Information relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption Report)
	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
	(k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
X	(l) An Oath or Affirmation
	(m) A copy of the SIPC Supplemental Report.
	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

CAHN CAPITAL CORP.
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
AT DECEMBER 31, 2017

CAHN CAPITAL CORP.
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
AT DECEMBER 31, 2017

Table of Contents

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422	27 Beach Road, Suite C0-5B
Fax (732) 222-4322	Monmouth Beach, N J07750
LKremerCPA.com	LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
Cahn Capital Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cahn Capital Corp., as of December 31, 2017, the related statements of operations, changes in shareholder equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cahn Capital Corp., as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cahn Capital Corp.'s management. Our responsibility is to express an opinion on Cahn Capital Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cahn Capital Corp., in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) has been subjected to audit procedures performed in conjunction with the audit of Cahn Capital Corp.'s financial statements. The supplemental information is the responsibility of Cahn Capital Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Cahn Capital Corp.'s auditor since 2016.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 21, 2018

Cahn Capital Corp.
Statement of Financial Condition
As of December 31, 2017

ASSETS

Current assets:	
Cash	$47,670
Total Current Assets	$47,670
Other asset:	
Security deposit	9,500
Total Assets	$57,170

LIABILITIES & SHAREHOLDER EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$1,142
Total Current Liabilities	$1,142
Shareholder Equity:	
Common stock: 200 shares authorized at $50 par value	
20 shares issued and outstanding	$1,000
Additional paid in capital	276,350
Retained deficit	(221,322)
Shareholder equity	56,028
Total Liabilities & Shareholder Equity	$57,170

Please see the notes to the financial statements.

Advisory revenues	$115,315
Rental income	13,050
Total revenues	$128,365
General and administrative expenses:	
Salary expense	$37,500
Rent expense	50,200
Insurance expense	2,481
Professional fees	9,875
General administration	19,862
Total general and administrative expenses	119,918
Net income before income tax provision	$8,447
Provision for income taxes	0
Net income	$8,447

Please see the notes to the financial statements.

Cahn Capital Corp.
Statement of Cash Flows
For the Year Ended December 31, 2017

Operating activities:	
Net income	$8,447
Changes in other operating assets and liabilities:	
Accounts payable & accrued expenses	(314)
Net cash provided by operations	$8,133
Investing activities:	
Security deposit	($1,700)
Net cash used in investing activities	(1,700)
Net increase in cash during the year	$6,433
Rounding	(1)
Cash at December 31, 2016	41,238
Cash at December 31, 2017	$47,670
Supplemental disclosures of cash flow information:	
Interest paid during the year	$0
Income taxes paid during the year	$0

Please see the notes to the financial statements.

Cahn Capital Corp.
Statement of Changes in Shareholder Equity
For the Year Ended December 31, 2017

	Common Shares	Common Value	Paid in Capital	Retained Deficit	Total Equity
Balance at December 31, 2016	200	$1,000	$276,350	($229,768)	$47,582
Net income for the year				8,447	8,447
Rounding				(1)	(1)
Balance at December 31, 2017	200	$1,000	$276,350	($221,322)	$56,028

Please see the notes to the financial statements.

Cahn Capital Corp.
Notes to the Financial Statements
For the Year Ended December 31, 2017

1. Organization

Cahn Capital Corp. (the Company) is a privately held corporation formed in New York in 1990 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) to advise corporations in the raising of senior debt, subordinated debt, equity. The Company provides investment banking services to clients located around the world.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Advisory Revenues- Advisory revenues and related fees are recorded when all contractual services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholder and therefore, no provision for federal income taxes has been included in these consolidated financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

The Company has no investments in equity or debt at December 31, 2017.

Cash and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2017 because of their short-term nature.

4. Commitments & Contingencies

The Company is committed to a non-cancellable lease for its office space located in New York City, New York form January 1, 2018 to August 31, 2018. Minimum payments due under the lease are as follows.

2018	$38,000
Net minimum lease payments	$38,000

5. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2017 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:

Shareholder's equity	$56,028

DEBITS:
Non-allowable assets:

Security deposit	(9,500)
NET CAPITAL	$46,528
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$46,528
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$41,528
AGGREGATE INDEBTEDNESS:	$1,142
AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.45%
Excess net capital previously reported on Form X-17A-5	$41,528
Less Adjustment	0
Excess net capital per audited report	$41,528

CAHN CAPITAL CORP.
820 Second Avenue
Suite 13C
New York, NY 10017
(212) 355-0296

December 31, 2017

Rule 15c3-3 Exemption Report

Cahn Capital Corp., is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Cahn Capital Corp., states the following:

Cahn Capital Corp., claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(i) as the company engages in investment banking activities, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Cahn Capital Corp., met the identified provision throughout the most recent fiscal year without exceptions.

Thank you,

Stewart Cahn, President

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732)222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Cahn Capital Corp., identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Cahn Capital Corp., claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(i) (the "exemption provisions) and (2) Cahn Capital Corp., stated that it has met the identified exemption provisions through the most recent fiscal year without exception. Cahn Capital Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about Cahn Capital Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Leigh J. Kremer, CPA
Monmouth Beach, N.J.
February 21, 2018